谢尔曼•思特灵律师事务所

SOLICITORS AND INTERNATIONAL LAWYERS

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PARTNERS Matthew D. Bersani Nils Eliasson	Sidharth Bhasin † Colin Law	Brian G. Burke † Paul Strecker †	Lorna Xin Chen Paloma P. Wang	Peter C.M. Chen Alan Y.L. Yeung

REGISTERED FOREIGN LAWYERS
Emmanuel Jacomy ‡	Shichun Tang ‡	Xiaogang Wang ‡

July 6, 2017

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Hexindai Inc. Draft Registration Statement on Form F-1 Submitted May 25, 2017 CIK No. 0001702318

Dear Ms. Martin, Mr. Lin, Mr. Henderson and Mr. Klein:

This letter is being submitted by Hexindai Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated June 9, 2017 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on May 25, 2017 (the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments as well as updated financial and operational data for the fiscal year ended March 31, 2017.

† Non-resident Partner

‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as originally confidentially submitted.

Prospectus Cover Page

1.                                      We note your response to comment 4; however your revised disclosure is not fully responsive to our comment.  As previously requested, please revise the prospectus cover page to disclose the date the offering will end and the escrow arrangements, including provisions for timing of return of funds to investors if the minimum offering proceeds are not received.  Refer to Item 501 of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the outside front cover page, page 7 and page 198 of the Revised Draft Registration Statement.

Summary Historical Financial Information of our Company, page 9

2.                                      In footnote (3) to the table, you state that you do not bill the borrower or investor directly.   Please revise your disclosures to more clearly state what this statement is in reference to.

RESPONSE:

In response to the Staff’s comment, the Company has amended the definition of “gross billings” on pages 10, 77 and 80 of the Revised Draft Registration Statement. The Company clarifies that in its capacity as a consumer finance intermediary, it does not send actual bills or invoices to either the borrowers or investors directly. Instead, it charges borrowers and investors through their individual custody accounts in the integrated asset custody system managed by Jiangxi Bank based on the agreements the borrowers and investors respectively enter into with the Company, in consideration for the Company’s services in matching investors with individual borrowers and for other services it provides over the life of a loan.

3.                                      We note your response to comment 9 stating that you do not believe the differentiation of investors by credit and secured loans is meaningful and your belief that the more relevant consideration of the investor to be based on the expected returns.  Please address the following:

•                                         Given that secured borrowers must provide pledged assets under the terms of their agreement but this is not provided under credit loans, tell us whether you consider the investment risk to investors of secured loans to be the same as credit loans and why you do not believe the differentiation in risk would be meaningful to an investor. In this regard, we refer to your disclosure on page 16 stating that investors may be exposed to a higher risk of borrowers’ default on credit loans due to the unsecured nature.

•                                         To the extent that you consider the risk to be the same, help us reconcile that with the fact that you appear to be have a higher APR on your credit loans compared to your secured loans, which is disclosed on page 121.

•                                         We note on page 16 that you have shifted your business focus from secured loans to credit loans.  Given this significant shift in your business model, we are reissuing our comment in part.  Please revise to disaggregate the total investors by credit loan and secured loan transactions as well.

RESPONSE:

The Company respectfully submits that the investment risks to investors of secured loans and credit loans are different, and therefore result in different APRs for different types of loans. In the previous submission to the Staff, the Company indicated that from the perspective of investors, the more relevant investment consideration may be the availability of loan products with their desired expected returns and terms. The expected returns are directly related to investment risks, and therefore the APRs of secured loans were 17.3% whereas those of credit loans were 16.7% to 36.9% for the fiscal year ended March 31, 2017.

The Company has revised the disclosure on pages 10, 77 and 80 in the Revised Draft Registration Statement to reflect the disaggregated number of investors by credit loans and secured loans.

Risk Factors

We  may  not  be  able  to  completely  prevent  fraudulent  activity….  page  15

4.                                      Tell us if you have historically experienced any fraud.  Tell us how you handled any fraud in regards to your risk reserve liability and if your obligations to investors in the instance of fraud extend beyond the reserve liability.  Tell us if your obligations in regards to any fraud will be different under your agreement with Changan Insurance.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that in line with other online marketplaces in China, the Company detects actual and potential fraud cases from time to time. The Company has implemented fraud detection procedures in its business operations and has set up a specific anti-fraud review team to deal with potential fraud cases within a multi-stage credit assessment and risk management system. In the vast majority of cases, potential fraud cases which had been detected were subsequently rejected before the decision-making stage in the risk assessment process. Under the fraud detection protocols in the Company’s risk management system, if there are any red flags or abnormalities in the credit assessment process, the case is referred to the anti-fraud review team. The anti-fraud review team then investigates the case, and on adjudication, may allow the application to proceed or reject the case. Based on the severity of the fraud, the risk of fraud is categorized into high, medium or low, and the applicant is put on the black list or grey list. Under the black list, the applicant is completely prohibited from taking out a loan and under the grey list, the applicant may be suspended from using the Company’s marketplace for three or six months depending on the severity of the fraudulent activity.

The Company handles fraud according to the abovementioned procedures and does not treat any cases differently in relation to the risk reserve liability. As previously submitted, as the Company is not a party to the loan arrangement between the borrower and the investor, the Company does not have any contractual or binding obligations towards investors, even in instances of fraud. After the Company entered into the insurance arrangement with Changan Insurance in February 2017, the Company’s position remains the same and the Company continues to carry out strict anti-fraud measures. Furthermore, the right to take any legal action is deferred to Changan Insurance as Changan Insurance bears the risk of non-payment by borrowers.

The Company has further revised its disclosure on page 15 of the Revised Draft Registration Statement.

Corporate History and Structure, page 68

5.                                      We note your response to comment 13 stating that China Everbright Bank agreed to extend loan credit to you.  Please revise your disclosures to describe the material terms (e.g., interest rate, commitment fee, term, etc.) and conditions of the loan credit as part of your discussion of Liquidity and Capital Resources on page 96.  Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE:

The Company respectfully submits that under the strategic cooperation agreement, China Everbright Bank has agreed to provide integrated financial services, such as depositing services, credit financing and centralized funds management to the Company. China Everbright Bank has also agreed to extend loan credit to the Company up to a limit of RMB100 million for the Company’s general working capital purposes. The specific terms of the actual loans have not been negotiated nor determined. After the Company tenders a formal request and loan application, China Everbright Bank will implement proper loan approval procedures. China Everbright Bank requires regulatory and internal approvals before issuing loan credit to the Company. As previously submitted, the Company has not taken out any loans from China Everbright Bank, nor has the Company tendered any application to obtain such loan credit. The Company has revised the disclosure on pages 69 and 96 in the Revised Draft Registration Statement.

Our Relationship with Hexin Group, page 73

6.                                      We note your response to comment 18 and the Business Cooperation Framework Agreement with Hexin Financial Information and Hexin Information (collectively “Hexin Group”) filed in Exhibit 10.1.  Please address the following:

•                                         Tell us the purpose for which Hexin Group was created and the variability it was designed to create and pass along to its interest holders, and who participated in the design of Hexin Group.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that “Hexin Group” is a defined term in the Registration Statement, to refer to Hexin Information and Hexin Financial Information collectively. These two entities are separate corporate entities with their independent businesses, under the common “Hexin” brand and under the ownership of the same shareholder as the Company. Hexin Information was incorporated in December 2015 and 99.0% held by Mr. Xiaobo An, whereas Hexin Financial Information was incorporated in April 2014 and 95.0% held by Mr. Xiaobo An and 5.0% held by Mr. Xiaoning An. There is no board of directors for either entity, with Mr. Xiaobo An serving as the executive director for both Hexin Information and Hexin Financial Information. Hexin Information, Hexin Financial Information and Hexin E-Commerce are also separately managed by different management teams.

Under their respective management teams, each of Hexin Information and Hexin Financial Information provide financial advisory services, including investment advisory, investment consulting and assets management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. In addition to referring borrower applicants to the Company, each of Hexin Information and Hexin Financial Information has its independent business operations and also cooperate with other third party financial institutions in the normal course of business.

Each of the business strategies of Hexin Information, Hexin Financial Information and Hexin E-Commerce have been designed by Mr. Xiaobo An together with their separate management teams since their respective inceptions of business. Hexin Information currently has a key management team of five members, led by Mr. Wu Mingxiong, who has approximately ten years of experience in the industry of financial advisory services. Hexin Financial Information currently has a key management team of four members, led by Mr. Yang Geng, Mr. Zhang Chao and Mr. Wang Yang, each of whom has accumulated relevant experience from taking up management roles in various financial advisory firms. As such, both management and the decision making processes of Hexin Information and Hexin Financial Information are separate from those of Hexin E-Commerce. Although these entities operate under the same “Hexin” brand and cooperate in business referral activities, the management and economic interests of these three entities are kept separate.

•                                         Tell us the significant activities that most impact the economic performance of Hexin Group and how decisions are made over those activities, including your consideration of decision making rights offered to Hexin E-Commerce through the business cooperation agreement (e.g., non-competition, scope of business, customer priority, consent rights, etc.).

RESPONSE:

As mentioned above, both Hexin Financial Information and Hexin Information provide financial advisory services, including investment advisory, investment consulting and assets management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. Decisions are made over those activities independently by each of the separate management teams of Hexin Information and Hexin Financial Information. Notwithstanding the business cooperation agreement signed and entered into among Hexin E-Commerce, Hexin Information and Hexin Financial Information, each of these entities operates its respective business independently in accordance with its own corporate best interests. The Business Cooperation Framework Agreement was entered into to codify and formalize the historical business arrangements for the purposes of the Company’s IPO. The actual business cooperation arrangements among Hexin E-Commerce, Hexin Information and Hexin Financial Information before the business cooperation agreement were consistent with the terms set out therein.

•                                         Tell us how the operations of Hexin Group have historically been financed and capitalized.  In this regard, we refer to your response to comment 38 stating that the related party balances due from Hexin Group represented, in substance, interest-free intercompany borrowings.

RESPONSE:

The Company respectfully submits that each of Hexin Information’s and Hexin Financial Information’s operations have been financed mainly through its owners’ capital and operating cash flows. As of December 5, 2015, the owners of Hexin Information and Hexin Financial Information had contributed in aggregate approximately RMB121.1 million (or US$17.6 million) in shareholder equity to support the operations of Hexin Information and Hexin Financial Information. The Company believes each of Hexin Information and Hexin Financial Information has sufficient total equity for their own operations. The Company submits that the related party balances due from Hexin Group represent, in substance, interest-free intercompany borrowings merely for accounting classification purposes. Hexin Group did not rely on the Company’s intercompany borrowings to finance Hexin Group’s operations.

•                                         We note that Section 4 of the business cooperation agreement references a non-competition period.  Tell us what will happen at the end of the non- competition period, including whether Hexin Group will continue to provide the same services to Hexin E-Commerce or will they be allowed to compete directly with Hexin E-Commerce?

RESPONSE:

In response to the Staff’s comment, the Business Cooperation Framework Agreement references a non-competition period starting from the IPO Completion Date (as defined therein) and ending on the earlier of (i) two years after the IPO Completion Date; or (ii) the date on which the shares of Hexindai Inc. cease to trade on NASDAQ or the New York Stock Exchange. The Company confirms that Hexin E-Commerce plans to extend the term of the non-competition period with Hexin Information and Hexin Financial Information, respectively, when the original term expires, and does not foresee any difficulties in extending such terms. Considering Hexin Group is a related party of the Company and both entities are under common control, Hexin E-Commerce is confident that such non-competition period will be extended and Hexin Group will continue to provide the same services to Hexin E-Commerce.

•                                         Tell us if there are any penalties for failure to comply with the non- competition or any other terms (e.g. customer referrals) of the agreement.

RESPONSE:

In response to the Staff’s comment, according to the Business Cooperation Framework Agreement, if Hexin Information or Hexin Financial Information materially breaches any provision under this agreement, fails to perform its obligations in part or completely, or delays in performing any obligation under the agreement, such act shall constitute a breach under the agreement on the part of Hexin Information or Hexin Financial Information. Hexin E-Commerce is entitled to require Hexin Information or Hexin Financial Information to rectify or take remedial measures. If Hexin Information or Hexin Financial Information fails to rectify or take remedial measures within ten (10) days after Hexin E-Commerce delivers a written notice to Hexin Information and Hexin Financial Information requiring rectification (or within any other reasonable period required by Hexin E-Commerce), Hexin E-Commerce is entitled to, at its sole discretion, (1) terminate the agreement and require Hexin Information or Hexin Financial Information to compensate all its losses; or (2) require specific performance of the obligations of Hexin Information or Hexin Financial Information under the agreement and require Hexin Information or Hexin Financial Information to compensate all its losses.

7.                                      We also note from your response to comment 18 that the business cooperation agreement with Hexin Group was entered into on March 17, 2017.  Tell us which agreement, if any, dictated the terms of your arrangement with Hexin Group prior to March 17, 2017.  As part of your response, tell us how decision making authority was allocated between Hexin Group and Hexin E-Commerce prior to having a signed agreement.

RESPONSE:

The Company respectfully submits to the Staff that in order to implement its contemplated IPO plan, it decided to codify and formalize the historical business arrangements with Hexin Information and Hexin Financial Information and entered into a formal written agreement on March 17, 2017. However, prior to March 17, 2017, even though the Company did not enter into any formal written agreement with Hexin Group, the cooperation arrangement between these entities were substantially in line with the terms of the agreement entered into subsequently. Prior to entering into the agreement, Hexin Group did not participate in any business decisions in the operations of Hexin E-Commerce.  Similarly, after entering into the agreement, Hexin E-Commerce continues to retain its management independence. Since approximately 2014, Mr. Xiaobo An and Mr. Xiaoning An incorporated a number of corporate entities in the PRC under the Hexin brand, operating in the consumer finance industry, creating cooperation and synergies between these entities, while each keeping its respective different business operations and strategies. Each of Hexin Information, Hexin Financial Information and Hexin E-Commerce were incorporated at different times in an organic manner in response to market conditions and the changing PRC regulatory landscape. Decision-making functions of these entities have been kept separate and independent.

The Company has revised the disclosure on pages 74 and 79 in the Revised Draft Registration Statement.

8.                                      We note your response to comments 18 and 19 stating that you do not consider Hexin Group to be a variable interest entity and that the business cooperation agreement was entered into among the parties at arm’s length. In addition, we note that Hexin Group performs client referral and marketing services for Hexin E-Commerce for no fee under the business cooperation agreement and that no fee or interest was charged relating to the centralized treasury function.  Tell us how you considered the terms of these arrangements to be customary and commensurate with fees paid to a service provider under the guidance in ASC 810-10-55-37.

RESPONSE:

The Company respectfully advises the Staff that the Company’s arrangements with the Hexin Group (“the Arrangement”) does not meet all of the criteria in ASC 810-10-55-37. The Company has considered subparagraph (a) of ASC 810-10-55-37, which states that as one of the considerations in determining an entity is not a VIE, “the fees are compensation for services provided and are commensurate with the level of effort required to provide those services.” The Company acknowledges the Arrangement with Hexin Group may be considered a variable interest under paragraph 55-37 of ASC 810-10. However, the Company submits that neither Hexin Information nor Hexin Financial Information is a “variable interest entity”.

In evaluating whether Hexing Group represents a variable interest entity, the Company first considered ASC 810-10-15-14(a) and whether the total equity investment at risk is sufficient for Hexin Group to finance its activities without additional support provided by any parties and the Company.  Based on Hexin Group’s historical operating results, Hexin Group’s total equity at risk is sufficient to enable Hexin Group to finance its operations without requiring additional financial support from the Company.

Second, in accordance with ASC 810-10-15-14(b)(1), each of Hexin Information’s and Hexin Financial Information’s shareholders, as a collective group have the power and authority to elect and appoint directors and executive management officers to manage the business activities that most significantly impact the Hexin Information’s and Hexin Financial Information’s economic performance, respectively. In contrast, Hexin E-Commerce does not have the power or authority to control or direct the majority of activities which most significantly impact the economic performance of Hexin Group.

Each of Hexin Information’s and Hexin Financial Information’s executive management teams is in charge of the day-to-day management of the respective entities, with the authority to make the substantive business decisions that most significantly impact their respective economic performance, including their corporate strategies, business operations, key policies and the activities and referral services which fall under the Arrangement. The executive management teams of Hexin Information and Hexin Financial Information are independent of those of Hexin E-Commerce and the Company, and each possesses the requisite skills and expertise to perform the duties customary of an executive management team.

Third, in accordance with ASC 810-10-15-14(b)(2-3), the Hexin Group shareholders collectively will have the obligation to absorb the expected losses of Hexin Group and the right to receive residual returns. As it relates to the exposure to Hexin Group’s economic risks (i.e. losses), there are no interests in Hexin Group that are subordinate to the equity at risk, protect equity holders, or guarantee the value of an entity’s assets or the investors a return. Since there are no arrangements that protect the Hexin Group shareholders from the first dollar risk of loss and the exposure is not shared with non-equity holders, the Company concluded that the Hexin Group shareholders will collectively have the obligation to absorb Hexin Group’s expected losses. As it relates to the right to receive expected residual returns, the right is not capped by other variable interest holders outside the equity group; therefore the Company concluded that the Hexin Group shareholders have the right to receive residual returns. The Company does not absorb the expected losses nor does it have the right to receive residual returns of Hexin Group.

Finally, as discussed in detail above, the activities of Hexin Information and Hexin Financial Information are not conducted on behalf of any individual shareholder with disproportionate voting rights, and therefore the Company does not believe either Hexin Information or Hexin Financial Information meets the criteria of a variable interest entity in accordance with ASC 810-10-15-14(c). As such, the Company respectfully submits to the Staff that neither Hexin Information nor Hexin Financial Information is a VIE of the Company or of Hexin E-Commerce.

9.                                      We note that you expect to collect the balances due from Hexin Group from the centralized treasury function in installments by September 30, 2017.  Tell us why it was necessary for Hexin Group to pay you back in installments rather than a single lump sum payment.

RESPONSE:

The Company respectfully submits that in preparation for the IPO, the Company and Hexin Group mutually agreed that as a commercial decision, the related party balance due shall be paid to the Company in due course but no later than September 30, 2017. Subsequently, the Company and Hexin Group agreed that instead of one lump sum payment, Hexin Group should make repayments in instalments for the Company’s liquidity and working capital purposes with the total balance paid by no later than September 30, 2017. The Company considered that it was advantageous for its liquidity purposes to request Hexin Group to make instalment repayments before September 30, 2017 in accordance with the Company’s needs from time to time.

Management ‘s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operati ns

Key Components of Results of Operations

Revenue, page 82

10.                               We note your response to comment 21.  Please tell us and revise your disclosures to clarify how the percentages coincide with the membership grades, how an investor moves from one membership grade to another and provide a tabular disclosure quantifying the number of investors by membership grade level.

RESPONSE:

In response to the Staff’s comment, the Company submits that under the investor membership loyalty program, there are five levels of VIP membership grade, VIP 1 to VIP 5.

Typically, the highest level, VIP 5 members, enjoy a preferential rate of 2% post-origination service fees. The rate of post-origination service fee then increases incrementally until it reaches 8% for the entry level, VIP 1 members. Non-VIP members are subject to a rate of 10% post-origination service fee.

Since January 2016, the Company has launched a promotional campaign, lowering the post-origination service fees to attract more investments. Under the promotional campaign, the highest level, VIP 5 members, enjoy a preferential rate of 0% post-origination service fees. The rate of post-origination service fee then increases incrementally until it reaches 4% for the entry level, VIP 1 members. As the Company may adjust these service fees for each VIP membership grade from time to time, the Company revised the disclosure of the possible range of post-origination service fees on page 84 in the Revised Draft Registration Statement.

The Company respectfully submits that the investor membership loyalty program is generally based on an investor’s accumulated investment amount, as an indicator of customer loyalty. In determining an investor’s VIP membership grade, the Company considers several criteria including the total amount of investment, total amount of investment returns and the level of activity on the Company’s online marketplace during a specific period. Once an investor reaches a certain level of accumulated investment amount in a year or over a specified period of time during the Company’s promotional marketing activities, as organized from time to time, the Company will promote the investor to a higher membership grade so that he or she can enjoy more preferential rates of post-origination service fees. The criteria under the investor membership loyalty program and the preferential rate of post-origination service fees may vary from time to time at the management’s sole discretion.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 122 in the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates

Cash Incentive Reward Program, page 88

11.                               We note your response to comment 24 stating that incentives are granted for a limited period to customers upon satisfaction of the terms and conditions of the Company’s referral incentive program or promotional campaigns and that those incentives can be redeemed for credit on the online marketplace.  Further, we note that you recognize the cash incentives as a reduction to revenue when granted.  Please address the following:

•                                         Tell us what journal entries you record upon granting of the incentives to the customer and then also what journal entries, if any, you record upon redemption of the incentives by the customer.

RESPONSE:

To illustrate, the Company respectfully submits to the Staff that the Company records “Debit Revenue — incentive $A and Credit cash $A” when the Company grants $A as an incentive to an investor. The incentive is recorded at the time of grant because the Company deposits the funds in to the investor’s account at the time of grant and the investor then can utilize the fund to make investments at their discretion.

•                                         Tell us and revise your disclosures to clarify what are the terms and conditions for earning incentives under each program (i.e. both referral incentive program and promotional campaigns), how an investor chooses to participate in the program, restrictions on their use and what is the limited period that the incentives are available for.  In this regard, we note in your response to comment 24 that you state the incentives are not included in your agreements with investors.

RESPONSE:

The Company respectfully submits that the purpose of both referral incentives and promotion campaigns is mainly to attract new investors to make investments. How and when to launch referral incentive programs are decisions solely determined by the Company based on working capital and other marketing considerations. The Company respectfully submits that the specific terms and conditions of the referral incentive program and promotional campaigns are adjusted from time to time at the management’s discretion. Furthermore, the terms and conditions of such programs are clearly disclosed on the Company’s online platform for public access. If the Company decides to launch a permanent referral incentive program, it will endeavor to disclose such terms and conditions accordingly.

During the period when a referral incentive program is being launched, as long as a new investor satisfies the prescribed requirements for investing through the Company’s online marketplace, the Company will grant them cash incentives and there is no restriction on their use. The Company has never committed to any long term incentives and all the incentives are granted based on certain marketing events for a limited period. To illustrate, the Company generally grants incentives on the Company’s anniversary marketing event, which only lasts for one day. During that day, as long as new investors register and make investments through the Company’s online marketplace according to the stipulated terms and conditions, they will receive the incentive. As submitted previously, there are no restrictions on the investor’s use of cash incentives, and there is no limitation on the period of time for investors to use such incentives.

•                                         Tell us in detail why you do not consider an earned incentive to be an obligation of the Company in instances where the terms and conditions have been satisfied by the investor but the incentive has not yet been redeemed. Are there instances where an investor earned an incentive but you elected not to accept it?

RESPONSE:

As explained above, since the Company recognizes the incentives upon grant, there is no further obligation to be recognized upon redemption. The Company has not encountered an occasion where an investor earned an incentive but the Company elected not to accept it.

•                                         Tell us if the cash incentives can or have exceeded the loan balance the investors have applied the incentive to.  If so, tell us what happens with the residual credit amount, including whether it can also be applied against the post-origination fees or additional loans in these circumstances.

RESPONSE:

The Company respectfully submits that the cash incentive could exceed the loan balance if the investor had accumulated and decided to apply a substantial amount of incentives that is greater than the loan balance. Since its inception of business, the Company has not experienced such a situation. In the event such situation arises, the residual credit amount can be applied against proceeds from other loans. The Company will record the residual amount as an expense in accordance with ASC 605-50-45-9 if the residual amount exceeds the cumulative revenue. The Company recognizes that ASC 605-50-45-9 states “a vendor may remit or be obligated to remit cash consideration at the inception of the overall relationship with a customer before the customer orders, commits to order, or purchases any vendor products or services. Under the guidance in the preceding two paragraphs, any resulting negative revenue may be recharacterized as an expense if, at the time the consideration is recognized in the income statement, it exceeds cumulative revenue from the customer.” As previously submitted, if the cash incentives provided by the Company to investors as a reduction of revenue result in negative revenue on a cumulative basis, the amount of shortfall will be characterized as an expense in accordance with ASC 605-50-45-9. There is unlikely to be a sufficiently probable benefit to the Company to justify the Company incurring the cost of recovering such shortfall.

Six Months Ended September 30, 2016 Compared to Six Months Ended September 30, 2015

Loan facilitation revenue, page 93

12.                               We note your response to comment 27, as well as your disclosures on page 122 outlining different borrower requirements.  In addition, we also note your response to comment 32 indicating that you expect to focus on car-owner loans.  As it relates to your business focus and the quality of loans offered on your marketplace, which will impact your results of operations, please address and revise your disclosures to clarify the following:

•                                         Tell us whether there are different criteria for approving or rejecting a loan request based upon the nature of the loan products.

RESPONSE:

The Company respectfully submits that as previously submitted, the differentiation of loan products is mainly for marketing purposes to meet the various needs of borrowers and the changing consumer market conditions. When a borrower makes a loan application, the Company takes into account all of the borrower’s relevant information, including but not limited to, the borrower’s income, background and assets. The loan application is classified as a loan for a particular loan product, but the Company’s criteria for approving or rejecting loan applications for all loan products are the same and are based on a set of parameters that primarily focus on credit risks. Borrower applicants for different loan products in fact go through the same set of risk assessment criteria and procedures. For the transaction process and Company’s approval procedures for each loan request, the Company respectfully refers the Staff to pages 126 and 127 of the Revised Draft Registration Statement.

•                                         Tell us whether you consider any of the loan products to have different investment risks associated with it due to changing market conditions or industry trends.  As part of your response, tell us whether the amount of fees charged depends on the type of loan product.

RESPONSE:

The Company respectfully submits that changing market conditions or industry trends may, on a macro level, affect the Company’s pricing for the provision of services and facilitation of loan products on the Company’s online marketplace. Generally, different investment risks should result in different expected returns and in turn, the amount of fees charged by the Company. Therefore, credit loan transactions have different billing rates from secured loan transactions, reflecting different investment risks.

However, as previously submitted, as among the loan products that are characterized as credit loans, the Company determines the different amount of fees charged based on the credit grades, representing different risk levels, of the borrowers. The amount of fees charged does not depend on the specific type of loan product or any change in market conditions at one given point in time. The Company respectfully refers the Staff to page 130 of the Revised Draft Registration Statement.

•                                         Given that you use these loan products for marketing purposes and expect to focus on car-owner loans, tell us why you do not believe disclosing the amount of car-owner loans or other products would be a meaningful measure to assess trends impacting your results of operations.  For example, if you primarily service car-owner loans on your marketplace and there is a significant improvement or decline in car-loan activity, tell us whether that could represent a trend impacting your business.

RESPONSE:

The Company respectfully submits that “car-owner loans” are a credit loan product targeting people with cars, and successful borrower applicants may apply the proceeds for their own needs, which may not necessarily be limited to the purchase of a car. “Car-owner loans” are not loans directly related to the purchase of cars.

The Company introduced car-owner loans in the third quarter of the fiscal year ended March 31, 2017, and car-owner loans represented approximately 1.2% of the total loan volume for the fiscal year ended March 31, 2017. Therefore, in response to the Staff’s comment, the Company submits that as of the date of this letter, the Company has not discerned any trend in car-owner loans or other loan product activity as there is a lack of sizable data. This is due to the changing nature of how loan products are categorized and the different times in launching different loan products under the Company’s marketing strategy. The Company will endeavor to disclose any such trends if and when such information becomes available.

•                                         Tell us if you have noted any trends in the loan products by both borrowers and investors.  For example, have investors shown a preference for a certain loan product or have borrowers requested certain types of loans?

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that investors on the Company’s online market place primarily invest in Wallets, which comprise portfolios each comprising a number of different loan products of diversified credit grades, terms and types of loan products. As such, there is no discernible trend or preference among investors for a certain loan product.

As to borrower applicants, the Company is unable to discern any observable trends in borrowers’ preference of loan products. As submitted above, this is due to the changing nature of how loan products are categorized and the different times in launching different loan products under the Company’s marketing strategy. In response to the Staff’s comment, the Company submits that it has observed certain trends in the loan activity of loan transactions of different terms and loan amounts. There is an increasing trend of borrower preference for loan products with repayment terms of 36 months. The proportion of credit loans with repayment terms of 36 months increased from 73.7% in the fiscal year ended March 31, 2016 to 97.5% in the fiscal year ended March 31, 2017, calculated over the total volume of credit loans facilitated over the Company’s online marketplace. The proportion of credit loans with repayment terms of 24 months and 12 months decreased from 22.5% and 3.8% in the fiscal year ended March 31, 2016 to 0.7% and 1.8% in the fiscal year ended March 31, 2017, respectively, calculated over the total volume of credit loans facilitated over the Company’s online marketplace.

Furthermore, the Company believes there is an increasing trend of borrower preference for loan products of higher loan amounts. The proportion of credit loans with loan amounts of RMB20,000 to RMB100,000 decreased from 82.5% in the fiscal year ended March 31, 2016 to 52.0% in the fiscal year ended March 31, 2017, calculated over the total volume of credit loans facilitated over the Company’s online marketplace. The proportion of credit loans with loan amounts of more than RMB100,000 increased from 17.5% in the fiscal year ended March 31, 2016 to 48.1% in the fiscal year ended March 31, 2017, calculated over the total volume of credit loans facilitated over the Company’s online marketplace. However, the Company would respectfully point out that the total loan volume of credit loans had increased dramatically from RMB640.1 million in the fiscal year ended March 31, 2016 to RMB2.3 billion in the fiscal year ended March 31, 2017.

•                                         Tell us if you have encountered different default rates for any of the loan products.  In this regard we note on page 89 that your risk reserve liability is tracked on a loan-by-loan basis.

RESPONSE:

In response to the Staff’s comment, the Company affirms that it tracks the risk reserve liability on a loan-by-loan basis. The Company has disclosed the delinquency rates of all loans as of March 31, 2016 and March 31, 2017 with a tabular disclosure setting out loans delinquent for 15 — 29 days, 30 — 59 days and 60 - 89 days on page 100 of the Revised Draft Registration Statement. However, during such periods, the Company has classified loan products (which may be similar or the same) under different categories based on the Company’s segmentation of borrowers, as well as the Company’s assessment of changing market conditions and different borrowers’ consumption financing needs. The Company also launches new loan products and discontinues certain obsolete loan products from time to time. For example, the Company only launched car-owner loans in the third quarter of the financial year ended March 31, 2017. Therefore the data on default rates of car-owner loans is incomplete and insufficient in sample size. The Company therefore submits that it is unable to make comparisons on different default rates for different loan products. The Company will endeavor to disclose any material information on different default rates if and when it becomes available.

Loan Performance Data

Delinquency Rates, page 99

13.                               We note your response to comment 29 stating that there is no delinquency data for secured loans because they are collateralized.  We also note from your disclosure on page 99 that the delinquency rates are based on the unpaid balance of principal and interest at the end of the period.  Please address the following:

•                                         In your delinquency rate information disclosed on page 99, tell us whether you include only the unpaid portion of the loan amount or the total loan amount in your calculation.  For example, if $20 is unpaid out of a total loan amount outstanding of $100, tell us whether you consider only the $20 to be delinquent or the total $100.

RESPONSE:

The Company respectfully clarifies that the Company has not experienced any delinquency for secured loans so far. The M3+ Net Charge-off for secured loans has been nil. In the above example, assuming the US$20 represents the unpaid interest portion and the US$100 represents the total loan principal, and assuming the mode of payment is by fixed monthly repayments of interest only with the loan principal to be repaid on the maturity date, the Company considers US$20 to be delinquent. When calculating the actual M3+ net charge off rate, in this situation, the Company considers US$120 to be in default.

•                                         While the loan may be collateralized, tell us why you would not consider a secured loan to still be delinquent for purposes of collecting payments from the borrower.

RESPONSE:

The Company respectfully submits that once any secured loan borrower fails to make scheduled repayments for more than 14 days, such loan will be regarded as delinquent. For the purposes of tracking delinquency rates, the Company uses the same methodology for both secured loans and credit loans. As of the date of this letter, the Company has not experienced any delinquency for secured loans since its inception of business.

•                                         Tell us how you recognize post-origination revenue on these delinquent loans.

RESPONSE:

The Company respectfully submits that post-origination service fees are recognized when investors receive the related interest payment and the Company collects the fees from the investors, assuming other revenue recognition criteria are met. However, if a borrower is delinquent in his or her interest payments, the Company will first make the payment to investors through the risk reserve liability. The post-origination revenue is still recorded even though the loan is regarded as delinquent.

•                                         Tell us why you believe this information would not be useful to investors.  In this regard, we note that a portion of your revenue is generated upon the receipt of the payments.

RESPONSE:

The Company respectfully submits that the information of M3+ Net Charge-off rates performance data for periods other than as currently disclosed cannot be generated because there is not sufficient time for a vintage period due to the Company’s limited operating history. When the information becomes available the Company will disclose the relevant information to investors.

Business

Risk-adjusted investment returns and high investor satisfaction, page 115

14.                               We note your response to comment 31 stating that you do not believe disaggregating repeat investor rates for credit loans compared to secured loans represents meaningful information.  Given that you have shifted your business focus from secured loans to credit loans, tell us why you do not believe it would be meaningful to differentiate repeat investor rates for credit loans compared to secured loans.  For example, tell us why it would not be meaningful to understand if a repeat investor rate for credit loans was actually lower or higher than it is for secured loans.  In this regard, we note that the repeat investor rate declined from 62.2% at September 30, 2016 to 40% at December 31, 2016.  In addition, revise your disclosure to disclose, as stated in your correspondence, that there is insufficient publicly available information in the online lending marketplace industry in the PRC to provide benchmark data that is representative and reliable.

RESPONSE:

The Company respectfully submits that the repeat investor rate cannot be differentiated into credit loans and secured loans because many investors may invest in both credit and secured loan products. Furthermore, it is not possible to calculate such repeat investor rate when most investors invest in Wallets, which comprise different loan products of diversified credit ratings, terms and types of loan products.

The Company submits that the repeat investor rate, which is calculated by number of repeat investors divided by total number of active investors during the period, is affected by a number of factors, including the number of repeat investments during the period, the activity level of investors measured by number of loan investments and the growth rate of new investors. The Company respectfully submits that in the previous draft Registration Statement, the Company stated on pages 2 and 113 that “more than 40%” of the Company’s investors had invested more than once on its marketplace as of December 31, 2016. The Company submits that the repeat investor rate decreased from 62.2% for the six months ended September 30, 2016 to 50.0% for the fiscal year ended March 31, 2017 due to an increase in the active investor base.

The Company has revised the disclosure on pages 117 and 122 in the Revised Draft Registration Statement.

Our Products and Services

Products and Services to Borrowers, page 121

15.                               We note your disclosure on page 121 that the annual percentage rate (“APR”) varies according to the terms of the loan (currently 12, 24 or 36 months).  Please disclose the interest rate ranges for the loan products by term.

RESPONSE:

In response to the Staff’s comment, the Company sets forth below, for the purpose of illustration only, a table for different APRs for different terms of credit loans using the nominal interest rate of 14% for the fiscal year ended March 31, 2017:

	Terms of the Credit Loan
Borrowers’	(months)
Credit Grade	12	24	36
A	16.5%	16.3%	16.0%
B	21.1%	20.6%	20.0%
C	22.1%	21.4%	20.7%
D	22.6%	21.8%	21.0%
E	39.9%	38.4%	36.6%

The Company sets forth below, for the purpose of illustration only, a table for different APRs for different terms of credit loans using the nominal interest rate of 15% for the fiscal year ended March 31, 2017:

	Terms of the Credit Loan
Borrowers’	(months)
Credit Grade	12	24	36
A	17.4%	17.2%	17.0%
B	21.8%	21.3%	20.7%
C	22.9%	22.2%	21.5%
D	23.4%	22.6%	21.8%
E	40.1%	38.7%	36.9%

The Company believes that it may not be necessary to disclose such detailed tabular information as the differences of APRs among loan products of different terms with the same credit grade represent only small variances. Furthermore, the loan transactions with repayment terms of 12 months and 24 months represented only 1.8% and 0.7%, respectively, of the total volume of loan transactions facilitated on the Company’s online marketplace for the fiscal year ended March 31, 2017. The above tables are only for illustration purposes using assumed nominal interest rates of 14% and 15%. The data in the above tables do not represent the actual APRs for loans transacted during the financial year ended March 31, 2017. The Company has revised the disclosure on page 123 in the Revised Draft Registration Statement to reflect the different ranges of APRs for different terms of credit loans.

Individual investment, page 123

16.                               We note your response to comment 34 stating that you do not guarantee a minimum return. In addition, we also note on page 130 under your Risk Reserve Liability and Insurance discussion that if the borrower fails to repay his or her loan, the risk reserve liability policy will protect investors up to the full amount of the investment and accrued interest.  Please tell us why you do not consider this statement on page 130 to represent a minimum financial guarantee to the investor.

RESPONSE:

As mentioned in the previous submission, the Company is not a financial institution and does not undertake any contractual obligation in any loan transaction to either lend funds or to make any guarantee of minimum returns to investors. Investors bear the primary risks of borrowers’ non-payment in each loan transaction. Before the insurance arrangement with Changan Insurance, in order to boost the confidence of investors in the Company’s online marketplace, the Company voluntarily established the risk reserve liability policy as a limited safeguard measure for the benefit of investors. If there is non-payment by any borrower, the risk reserve liability policy may cover at least a portion of the investor’s loss. The risk reserve liability policy aims to protect investors up to the full amount of the investment and accrued interest, but if borrowers’ default rates are high, the balance of the risk reserve liability may not be able to cover all relevant investors’ losses. Under the risk reserve liability policy, the Company only set aside cash in an amount equal to approximately 1% of the loan principal amount plus interest for a secured loan and approximately 2% of the loan principal amount plus interest for a credit loan. The Company respectfully submits that other than the funds contributed by borrowers in the risk reserve liability, the Company does not use any of its own funds to make payments to investors in the event the borrower defaults. In the event there is insufficient balance in the risk reserve liability to cover all the payments in default, the Company would promptly notify the relevant investors that there is currently no cash in the risk reserve and that it will make payments in chronological order of borrowers’ default. The risk reserve liability account may be replenished with cash received from subsequent contributions of existing performing loans.

The Company respectfully emphasizes that the risk reserve liability policy does not change the primary relationship and allocation of risk between the borrower and the investor. The Company is not obligated to guarantee any amount of repayment or returns to the investor. Furthermore, after the Company transitioned into the insurance arrangement with Changan Insurance, the Company merely facilitates the insurance coverage by Changan Insurance for the benefit of the investor. As previously submitted, under the Insurance Agreement, Changan Insurance is the insurer, the borrower is the policyholder and the investor is the insured, or the beneficiary. Therefore, the Company respectfully submits that the Company does not provide any minimum financial guarantee to the investors.

Credit Loans, page 128

17.                               We note that the footnotes in the credit loans table on page 128 do not appear to correspond with the descriptions provided immediately below the table. Please revise your disclosures to ensure that each footnote corresponds to the appropriate description.

RESPONSE:

The Company has revised the disclosure on page 130 of the Revised Draft Registration Statement.

18.                               We note your response to comment 36 stating that the same nominal interest rates are charged to borrowers regardless of their credit grade.  Please address the following:

•                                         Tell us why borrowers are charged the same nominal rate regardless of credit grade, but a different loan facilitation or management fees is charged depending on the credit grade.  In this regard, we refer to page 80 stating that Grade A represents the lowest risk associated with borrowers while Grade E represents the highest risk.

•                                         Tell us why an investor would accept the same rate from a borrower regardless of the different credit grade given the various underlying credit risks associated with borrowers of each credit grade.  As part of your response, tell us whether investors have access to the borrowers’ credit grade, purpose of loan and other information.

•                                         Further, we note on page 17 that you disclose that you offer different risk- based returns to investors.  Revise your disclosures to clarify what you mean by offering different risk-based returns.

RESPONSE:

In response to the Staff’s comment, the nominal rate is the interest rate charged by investors to borrowers. The Company receives loan facilitation fees or loan management fees from borrowers, and post-origination fees from investors. For the Wallet products comprising a portfolio of loan products of diversified credit terms and risks, the expected returns represent a mixed risk-adjusted interest rate taking into account the credit risk of the borrower in each of the loan products making up the portfolio. The individual products primarily comprise secured loans, and the expected returns of secured loans are also risk-adjusted based on the credit risk of each borrower.

Before investors make their investments in a loan product, investors have access to borrowers’ information, such as borrowers’ gender, marital status, education level, geographic location, income status, employment status and assets. Investors evaluate the borrowers’ credit risks based on such criteria and also refer to the expected returns determined by the Company, and subsequently make informed decisions as to their investments. However, they do not have full access to the Company’s assessment of borrowers’ credit grades. The Company assesses the borrower’s credit risk and accordingly, determines the expected returns based on the nominal interest rate. As mentioned above, the expected returns are directly related to the investment risk. The expected return of each loan product is publicly displayed on the Company’s online marketplace. The Company has revised its disclosure on pages 82 and 117 on the Revised Draft Registration Statement.

Material Terms and Conditions of the Insurance Agreement, page 130

19.                               We note your revised disclosure in response to comment 10 in which you disclose the material terms and conditions of your insurance agreement with Changan Insurance. Given your obligation under the agreement to implement “proper credit and risk assessment procedures on borrowers,” please revise to clarify how this standard will be determined.  Please also revise to describe the “prescribed insurance requirements of Changan Insurance” in greater detail.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that prior to entering into the framework agreement with the Company, Changan Insurance has performed extensive due diligence on the Company, including but not limited to, the Company’s business, credit assessment and risk control measures and internal control systems. Changan Insurance also requires the Company to meet minimum performance and risk assessment standards. Upon satisfaction that the Company has met such high standards, Changan Insurance entered into the Insurance Agreement with the Company in January 2017. The Company is committed to ensuring high standards of credit and risk assessment controls on borrower applications consistently.

Changan Insurance, as the insurer of the loan investments to cover the risk of borrowers’ non-payment, bears business risks and therefore has its own requirements. The Company respectfully submits that such internal control requirements are internal, confidential matters of Changan Insurance and the Company is not able to obtain such detailed information. The Company understands that Changan Insurance, in compliance with relevant PRC rules and regulations, would refuse to provide insurance to borrowers who are non-PRC citizens and borrowers who take out loans for more than RMB200,000. As of the date of this letter, Changan Insurance has already on more than one occasion compensated investors for the non-payment of borrowers according to the insurance policies issued.

20.                               We note that under paragraph 3 of Exhibit 10.18, the agreement refers to Party A (i.e.

Changan) following the compensation methods set out in the memorandum.  In addition, we note paragraph 10 of Exhibit 10.18 refers to instances when Party A may require Party B (i.e. Hexin E-Commerce) to compensate for all the losses and relevant expenses.  Please address the following:

•                                         Tell us and revise your disclosures to clarify the terms and conditions of the compensation methods set out in the memorandum referenced in paragraph 3.

•                                         Revise your disclosures to state the reasons under the agreement in which you are liable to compensate Changan.

•                                         Revise your disclosures to clarify the instances in which Changan can refuse issuing insurance.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that in the event that a borrower recommended by Hexin E-Commerce fails to repay on time, Changan Insurance will compensate the investor through its dedicated bank account set up with Jiangxi Bank. The Company cooperates with Jiangxi Bank, a third-party custodian bank responsible for fund management, payment, settlement and clearing services on the Company’s online marketplace. As disclosed in the Revised Draft Registration Statement, all funds from borrowers and investors are managed by Jiangxi Bank to ensure security and compliance with the relevant PRC laws and regulations. Under the Insurance Agreement, Changan Insurance administers compensation to investors through Jiangxi Bank, which in turn performs the related clearing and fund settlement actions. The Company confirms that Changan Insurance has compensated relevant investors through the above compensation method as of the date of this letter.

According to the Insurance Agreement, the Company should conduct a review of the materials of customers stringently. In the event the Company fails to do so and provides Changan Insurance with borrowers’ information that is incorrect or incomplete, and Changan Insurance made compensations based on insurance policies that were issued in reliance on such incorrect information, Changan Insurance shall be entitled to require the Company to compensate all relevant losses and relevant expenses.

However, the Company submits that it will not approve the loan applications of borrowers who fail to provide a complete set of documentation and required materials. Therefore, it is relatively unlikely for such borrowers to successfully obtain a loan, and in turn for such borrower’s loan to be covered under an insurance policy issued by Changan Insurance. Furthermore, Changan Insurance, as a financial institution providing insurance services, is bound by strict PRC regulations on insurance providers. Changan Insurance has its own strict internal control measures and requirements. The Company understands that Changan Insurance would refuse to provide insurance to borrowers who are non-PRC citizens and borrowers who take out loans for more than RMB200,000. Under the Company’s risk assessment procedures, the Company would prevent such borrower applicants from proceeding in their loan applications, therefore such cases would normally not reach the stage of being assessed for Changan Insurance’s approval. Therefore, the Company respectfully submits that it is unlikely for Changan Insurance to refuse to issue insurance for the loan products which the Company has approved.

The Company has revised the disclosure on pages 132 and 133 in the Revised Draft Registration Statement.

21.                               We note your response to comment 14 stating that a borrower will not be able to proceed with the loan process in the event that Changan refuses to insure the borrower.  Please revise your filing to disclose this fact.

RESPONSE:

The Company has revised the disclosure on pages 90 and 132 in the Revised Draft Registration Statement.

22.                               Please revise to disclose in detail the duration of the agreement with Changan, what will happen in the event of the expiration of the insurance agreement with Changan and what rights Changan has to terminate the agreement.  For example, disclose whether the risk reserve liability would revert back to you upon termination.

RESPONSE:

The Company respectfully submits that the framework agreement with Changan Insurance has a term of one year and can be automatically renewed upon expiry of the original term. The Company respectfully refers the Staff to page 132 of the Revised Draft Registration Statement.

Under the Insurance Agreement, Changan Insurance has committed to assume the risk reserve liability as of January 31, 2017, and to undertake the risk of defaulting loans after February 1, 2017, provided that such loans have passed the Company’s credit and risk assessment controls and Changan Insurance’s internal insurance requirements. In the event the framework agreement terminates, Changan Insurance will be liable for the defaulting loans which it has agreed to provide insurance for as of such date of termination, up until all the relevant insured outstanding loans have been repaid. Once Changan Insurance has issued an insurance policy for a loan product, it is obligated to continue to provide insurance coverage to the investor over the term of the loan until its maturity date, notwithstanding when the Insurance Agreement may be terminated.

Since February 1, 2017, the balance of the risk reserve liability on the Company’s accounts has been reduced to zero and the risk has been transferred to Changan Insurance completely upon the one-time payment of such risk reserve liability balance from the Company to Changan Insurance. There will be no reversion of any risk reserve liability even upon the termination of the Insurance Agreement.

The Company submits that it has established a stable and smooth relationship with Changan Insurance.  If the business relationship with Changan Insurance is terminated in the future, the Company is confident that it will be able to switch to another insurance company.

The Company has revised the disclosure on pages 90, 132 and 133 of the Revised Draft Registration Statement.

23.                               We note that under paragraph 6 of Exhibit 10.18 that the premium shall not exceed the amount the balance of the risk reserves.  Please tell us what will happen if the premiums in fact exceed the risk reserve and what your obligation will be, if any, upon this occurrence.

RESPONSE:

The Company respectfully submits that the premium of the insurance for the outstanding loans as of January 31, 2017 was a one-time payment equal to the exact balance of the risk reserve liability as of the same date. There is no possibility that such payment of the premium could have exceeded the risk reserve balance. The Company clarifies that the Insurance Agreement was entered into before the transfer of the abovementioned payment, and that the purpose of paragraph 6 of the Insurance Agreement was to ensure that the payment to Changan Insurance should not be less than the balance of the risk reserve liability. The one-time payment has already been transferred in full and there is no ongoing obligation on the part of the Company in this regard.

24.                               We note your disclosure on page 17 stating that Changan took custody of the balance of the risk reserve and assumed the outstanding loan balances covered under the previous risk reserve policy.  Tell us whether you recognized a gain or loss upon this transfer of the existing risk reserves to Changan.

RESPONSE:

The Company respectfully submits that the transfer of the existing risk reserve balance upon the one-time payment of a premium payment equal to the balance of the risk reserve liability of US$4.9 million, effectively reduced the balance of the risk reserve liability to zero. No gain or loss was recorded. The Company has revised the disclosure on page 90 in the Revised Draft Registration Statement.

Consolidated Financial Statements —  Years Ended March 31, 2016 and 2015

Notes to Consolidated Financial Statements

Note 2 —  Summary of Significant Accounting Policies

Revenue Recognition, page F-11

25.                               We note your response to comment 40 stating that you do not have any continuous service obligations to the credit loan borrower after the initial loan facilitation.  Tell us why you do not consider the ongoing maintenance and servicing of the loan payments to be an ongoing service obligation to the credit loan borrower.

RESPONSE:

The Company respectfully advises the Staff that under the multiple deliverable revenue arrangement, the Company treats both borrowers and investors as its customers. For credit loan transactions, the Company considers the loan facilitation services, post-origination services and up until February 1, 2017, the risk reserve liability as separate elements in the multiple deliverable arrangement. The revenue allocated to loan facilitation fees represent the relevant fair value of loan facilitation services the Company provided to borrower and investors and is recognized upfront at loan inception, because the Company does not have any substantial performance obligation towards credit loan borrowers after the facilitation of the loan. The revenue allocated to post-origination service fees represents the relevant fair value of the ongoing loan maintenance service the Company provided for both investors and borrowers over the term of loan.

Note 10 —  Additional Paid-In Capital, page F-44

26.                               We note your response to comment 49 stating that you do not believe the stock options issued should be included in the denominator for diluted EPS, which includes your reference to the guidance in ASC 260-10-45-48.  Please provide us with your accounting analysis explaining how you determined that these options issued are within the scope of ASC 260-10-45-48.  For example, tell us whether you are asserting that a performance condition exists (i.e. attaining effectiveness of the registration statement) and that ASC 260-10-45-31 would then apply to this situation.

RESPONSE:

The Company respectfully advises the Staff that pursuant to the option agreement, on April 1, 2016, the Company granted options to purchase 15,780 ordinary shares under the 2016 Share Option Scheme to the Company’s directors, officers, consultant and key employees on the effective date of the registration statement at an exercise price per share equal to the initial public offering price of the Company’s ordinary shares, which will vest in three equal installments with the first vesting commencement date being the later of the first anniversary of the granted date or the closing date of a qualified IPO.

Therefore, these options will not be vested until a successful IPO, which established a performance condition for vesting these stock options, not only as a service condition. In accordance with ASC 260-10-45-31, the unvested stock options that depend upon the satisfaction of certain performance conditions are considered contingently issuable shares in evaluating the impact of these options in the computation of diluted earnings per share. The Company did not consider it probable that a triggering event of the vesting of the stock options will occur before this initial public offering is effective. In accordance with ASC 260-10-45-48, the Company believes no shares are included in the denominator for diluted EPS because the contingency threshold has not been attained.

27.                               As it relates to these stock options that are within the scope of ASC 718, please address the following:

•                                         Revise your disclosures to clarify the general terms of the awards in accordance with ASC 718-10-50-2a, including but not limited to, when the stock options become exercisable, forfeitability terms, the requisite service period and whether service, market or performance conditions exist. In addition, revise your disclosure of vesting conditions on page F-44 to conform to those disclosed on page 155.

•                                         Tell us whether the same service, market or performance conditions will continue to exist at the grant date, and the maximum contractual term.

•                                         Tell us and revise your disclosures to clarify which date you consider to be the grant date, as defined in ASC 718-10-25-5 and why. In addition, tell us whether a service inception date precedes the grant date and why, and how your accounting contemplates service, market and performance conditions to the extent applicable.

•                                         Provide us with your accounting analysis, with reference to the relevant accounting literature, supporting your recognition of share based compensation expense. As part of your analysis, tell us how you evaluated ASC 718-10-55-80 to -83 and each of the criteria in ASC 718-10-55-108 as well as how any service, market or performance conditions effect your accounting.

RESPONSE:

The Company respectfully advises the Staff that the Company revised the disclosure on page F-27 on the general terms of option agreement as follows:

“On April 1, 2016, to reward our employees and further align their interests with the Company in the future, the Company granted performance- based options to purchase 15,780 ordinary shares under the 2016 Share Option Scheme to our directors, officers, consultant and key employees on the effective date of the registration statement of which this prospectus is a part, at an exercise price per share equal to the initial public offering price of the Company’s ordinary shares which will be determined at date of the Completion of qualified IPO. The options will vest and become exercisable in three equal installments with the first vesting commencement date being the later of the first anniversary of the granted date or the closing date of a Qualified IPO. Shares subject to the Option in two (2) substantially equal annual installments, with the first installment vesting on the second anniversary of the grant date and the second installment vesting on the third anniversary of the grant date; provided that a Qualified IPO shall have occurred on or prior to the second anniversary of the grant date. These grants of options will be accounted for according to FASB ASC 718. The Company will measure the cost of employee services received in exchange for the options based on the grant date fair value of these options, and recognize the cost over the vesting period. The Company will start incurring share based compensation expenses associated with these grants in upon the completion of initial public offering. The vesting schedule requires continued employment or service through each applicable vesting date as a condition to the vesting of the applicable installment of the Option and the rights and benefits under this Option Agreement.”

The performance condition of a qualified IPO continues to exist on the grant date. The maximum contractual term is 3 years.

The Company respectfully advises the Staff that due to the existence of the performance condition of a successful IPO which has not been met, the Company determined the grant date to be the date of the successful completion of qualified IPO in accordance with ASC 718-10-25-5 and ASC 718-10-55-83.

In accordance with ASC 718-10-55-83, the determination of the grant date shall be based on the relevant facts and circumstances. if the award’s terms call for the exercise price to be set equal to the share price one year hence, the recipient does not begin to benefit from, or be adversely affected by, changes in the price of the employer’s equity shares until then. Therefore, grant date would not occur until one year hence. Awards of share options whose exercise price are determined solely by reference to a future share price generally would not provide a sufficient basis to understand the nature of the compensatory and equity relationships established by the award until the exercise price is known.

Pursuant to the Company’s option agreement with the Company’s employees, the exercise price is set equal to the initial public offering price of the Company’s ordinary shares, which cannot be determined upon successful completion of IPO.

The Company believes the options contain an explicit service condition (i.e., the options vest at each of three years following successful IPO) and a performance condition (i.e., the options can only be exercised upon successful completion of an IPO by employees that are still employed by the Company upon the completion of the IPO). Under ASC 718-10-55-76, if the vesting (or exercisability) of an award is based on the satisfaction of both a service and performance condition, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an IPO generally is not considered to be probable until the IPO is effective, no compensation cost will be recognized until the IPO occurs.

The Company believes the service inception date is April 1, 2016, which precedes the grant date. In accordance with ASC 718 -10-55-108, the service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date, but the service inception date precedes the grant date if all of the following criteria are met:

a. An award is authorized.

b. Service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached.

c. Either of the following conditions applies:

1. The award’s terms do not include a substantive future requisite service condition that exists at the grant date.

2. The award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.

The option agreements were authorized and signed on April 1, 2016 and all the detailed terms of stock options were fully communicated on the same date. The terms of the option agreement do not include a substantive future requisite service condition that exists at the grant date. The option agreement contained a performance condition (i.e., successful IPO) that if such conditions were not satisfied during the service period preceding the grant date and following the inception of the arrangement, the awards will be forfeited.

As a result of the above analysis, the Company concluded that the service inception date is April 1, 2016, which precedes the grant date.

Exhibits

28.                               We note that the material contracts filed as Exhibits 10.2, 10.3 and 10.4 omit attachments to the agreements.  Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety.  Please file the complete agreements with your next amendment.

RESPONSE:

The Company has filed the complete agreements as Exhibits 10.2, 10.3 and 10.4 to the Revised Draft Registration Statement.

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Should you have any questions about the responses contained herein, please contact me at (852) 2978-8028 (office) or by email at stephanie.tang@shearman.com.  Questions relating to accounting and auditing matters of the Company may also be directed to Rong Liu, partner at Marcum Bernstein & Pinchuk LLP, by phone at (86)159-0122-8727 or via email at rong.liu@marcumbp.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:	Zhou Xinming, Chief Executive Officer and Director, Hexindai Inc.
Qisen Zhang, Chief Financial Officer, Hexindai Inc.
Fang Liu, Attorney at Law, Mei & Mark LLP Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP